United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

BLOOMIN’ BRANDS, INC.

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl, #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

Dear fellow shareholders,

The Accountability Board, Inc. is proud to include Bloomin’ Brands (BLMN) in our investment portfolio. We write in respect of the company’s latest proxy statement, specifically regarding Proposal No. 7 (Green Century’s proposal related to additional climate change commitments).

After carefully reviewing the proposal, the board’s statement opposing it, Green Century’s PX14A6G filed on March 14, and other relevant information, we have chosen to break with the board’s recommendation and vote FOR the proposal.

Most importantly, we believe BLMN may be misleading shareholders about its climate progress.

Here’s the background:

In 2021, a shareholder proposal passed at BLMN (with 76% of the vote) requesting a report on reduction of BLMN’s climate change contribution, including emissions from its supply chain.

During 2021 – 2022, BLMN’s management met with investors representing more than 35% of the company’s investor share base and “agreed to assess additional ESG…disclosures, including goals and corresponding progress.”1

Then sometime in either December 2022 or early 2023, BLMN issued goals to cut Scopes 1 and 2 emissions in half by 2030, reach net-zero by 2050, “take steps to address GHG emissions…within our supply chain,” and “work to reduce and mitigate the climate impact of our raw materials.”2

But when it came to disclosing “corresponding progress,” BLMN did something strange: it only disclosed figures from 2019 to 2020.

•	BLMN’s updated statement says that it averaged 329 metric tons of carbon dioxide equivalent (mtCO2e) per U.S. company-owned restaurant in 2019 and touts that in 2020, “the company lowered” that footprint to 286 mtCO2e.
•	“During 2020,” it also says, “we reduced total GHG emissions by 15% and continue to identify new opportunities.”
•	It also asserts that BLMN’s first focus is on energy consumption and—with imagery touting how the company is “Making an Impact”—boasts a 17% decrease in natural gas emissions and 16% decrease in electricity emissions between 2019 and 2020.

The company’s opposition to Green Century’s proposal in its 2023 proxy statement reiterates some of these claims made on its website. For example, it says: “During 2020, we reduced our total GHG emissions by 15%, our GHG emissions in natural gas by 17% and our GHG emissions in electric by 16%, in each case as compared to 2019.”

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1 BLMN’s 2022 proxy statement, p.36

2 https://www.bloominbrands.com/our-commitment/our-environment

There’s a significant problem with BLMN’s reporting though: In comparing its 2019 to 2020 impacts, the company fails to address the fact that during 2020, BLMN’s U.S. company-owned restaurant operations were hugely reduced by the COVID-19 pandemic, thereby automatically and substantially reducing their climate footprint from 2019.

As BLMN’s 2021 10-K notes, “closure of our dining rooms and the limitations on seating capacity due to the COVID-19 pandemic has resulted in significantly reduced traffic in our restaurants[.]”

Thus, to claim that some proactive GHG effort of the company was the key driver of its “reduced” per-restaurant mtCO2e and GHG emissions in 2020 (compared to 2019) and was “making an impact” during 2020 strikes us materially misleading, given the failure to associate reductions with the unprecedented impacts the pandemic had on daily business operations across its company-owned U.S. restaurants (and, indeed, throughout the world).

Against that backdrop, we must ask why, in late 2022 or early 2023, did BLMN choose to only report its footprint for 2019 and 2020, but omit more recent data?

Surely if the company’s emissions were continuing to decrease, there would be ample reason to disclose that, particularly given the overwhelming 2021 shareholder vote for the company to outline efforts to reduce its contributions to climate change.

After all, BLMN recognizes that, among other things, failure to meet or comply with evolving investor expectations—or if it even gives the perception “to have not responded appropriately to the growing concern for ESG matters”—it may face significant consequences which could have a “material adverse effect” on its business.3 Yet, in the face of such pressure for ESG transparency, BLMN remains opaque.

Further contrasting the lack of emissions levers, the company’s statement opposing this proposal oddly touts some of its other ESG initiatives. For example, it references a commitment to source 100% cage-free eggs globally by 2030. However, BLMN seems to lack measurable goals for achieving that longer-term objective too. Similarly, for years, BLMN has been claiming that it’s working with pork suppliers to transition to group sow housing (rather than locking animals in solitary confinement cages called “gestation crates”).4 But BLMN has not announced, nor apparently even established, any near-term or long-term goals on that issue.

This is relevant insofar as it raises significant concerns that BLMN has a pattern of pledging goals but not meaningful plans or benchmarks for reaching them – which is essentially what Green Century’s proposal seeks.

BLMN says its Board oversees its ESG efforts to ensure responsibility and accountability, and that the Nominating & Governance Committee “discusses” its ESG progress at least quarterly.5 We think it’s time shareholders be provided a meaningful update about what next steps the company will take to reduce its climate impact—one that doesn’t just compare 2019 to 2020 or invoke unrelated ESG initiatives. In our view, adoption of Green Century’s proposal would do just that. Thank you.

Note: We’re not asking for and can’t accept your proxy card. Please vote FOR the shareholder proposal on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.

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3 BLMN’s 2023 10-K, p. 24.

4 https://www.bloominbrands.com/our-commitment/our-ingredients

5 https://www.bloominbrands.com/our-commitment/our-environment